Exhibit 99.7
Consent of GLJ Petroleum Consultants Ltd.
We hereby consent to the use and reference to our name and our report evaluating Paramount Resources Ltd.’s oil sands resources as at December 31, 2005, and the information derived from our report, as described or incorporated by reference in Paramount Resources Ltd.’s Annual Report on Form 40-F for the year ended December 31, 2005 and Registration Statement on Form F-10 (File No. 333-121260), to be filed with the United States Securities and Exchange Commission.
Sincerely,
GLJ Petroleum Consultants Ltd.
 /s/ D.B. Laustsen
D.B. Laustsen, P.Eng.
Executive Vice President
March 14, 2006